EXHIBIT 2.1

INVENTORY PURCHASE AGREEMENT

THIS INVENTORY PURCHASE AGREEMENT (“Agreement”) is entered into effective this 2nd day of May, 2017, by and among AIRCRAFT INSTRUMENT AND RADIO COMPANY, INCORPORATED, a Kansas corporation (“AIRCO”), AIRCRAFT INSTRUMENT AND RADIO SERVICES, INC., a Kansas corporation (“AIRS”)(collectively, AIRCO and AIRS are the “Seller”), Martin Potash (“Shareholder”), and AIRCO, LLC, a North Carolina limited liability company (“Purchaser”).

WHEREAS, Seller is engaged in the business of owning, operating, distributing and, and selling airplane and aviation parts. The Seller is the owner of certain assets, including, but not limited to, product inventories used and sold in connection with the operation of its business (collectively the “Business”). Shareholder is the controlling shareholder of AIRCO. AIRS is a wholly owned subsidiary of AIRCO.

WHEREAS, the Purchaser desires to purchase, and the Seller desires to sell, substantially all of the inventory that is used or useful, or intended to be used, in the operation of the Seller’s Business as referenced in Section 1 of this Agreement.

WHEREAS, the parties hereto wish to make certain representations, covenants, and agreements in connection with the purchase of Seller’s inventory, and also to prescribe various conditions to such transaction.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	INVENTORY PURCHASED. The Seller agrees to sell, transfer, and assign to the Purchaser pursuant to the terms and conditions in this Agreement, and Purchaser agrees to purchase from Seller, all of the Seller’s inventory related to its Business as a going concern whether or not carried on the books of Seller, including, but not limited to, all inventory, supplies, raw materials, parts, finished goods, work-in-progress, samples, products, labels, and packaging comprising or related to Seller’s inventory in the Business, including inventory held for sale as of the Closing Date, as listed on Exhibit A attached hereto; and copies of all papers, records and documents (in paper or electronic format) relating to the Inventory, and all technical and descriptive materials relating to the Inventory, purchasing and sales records, documentation, and related information and materials regarding the Inventory (“Inventory”). Purchaser has had a full opportunity to inspect the Inventory and hereby accepts the same in AS IS WHERE IS CONDITION, WITH ALL FAULTS, without any expressed or implied warranties of merchantability or fitness for any particular purposes.

2.	ACCOUNTS RECEIVABLE. The Seller agrees to sell, transfer, and assign to the Purchaser pursuant to the terms and conditions in this Agreement, and Purchaser agrees to purchase and assume from Seller, the accounts receivable shown on Seller’s March 31, 2017 balance sheet and listed on Exhibit B attached hereto and any new accounts receivable created from March 31, 2017 through the Closing (“Assigned Accounts Receivable”).

3.	EXCLUDED ASSETS. Other than the Inventory and Accounts Receivable, all other Seller assets are excluded from this sale and purchase, including cash on hand, work in process, deposits, bad debts, investment assets, bank and investment accounts, goodwill, other intellectual property, customer lists/information, fixtures, tools, equipment, vehicles, and operational assets related to the Business (“Operational Assets”), prepaid insurance, any life insurance policies, the lease of the 2017 Porsche Cayenne, the corporate seals, corporate books and records (except as otherwise provided herein) of Seller, other records related exclusively to the organization, existence or share capitalization of the Seller and its affiliates, together with the Seller’s rights under any contract between the Seller and any third party.

4.	LIMITED ASSUMPTION OF LIABILITIES.

4.1	Assumption of Existing Accounts Payable. Purchaser agrees to assume and pay for directly the accounts payable accrued in the ordinary course of business (and not past due) as shown on Seller’s March 31, 2017 balance sheet and listed on Exhibit C attached hereto and any new accounts payable incurred in the ordinary course of the Business from March 31, 2017 through the Closing (“Assumed Accounts Payable”)

4.2	No Other Assumption of Liabilities. Subject to Sections 4.1 and 13.3 herein, Purchaser shall not assume or otherwise be responsible for any liability or obligation of Seller of any nature whatsoever, whether matured or un-matured, liquidated or un-liquidated, fixed or contingent, known or unknown.

4.3	Conditional Obligations. The obligations of the Purchaser under this Section are subject to whatever rights the Purchaser may have under this Agreement or otherwise for breach by the Seller of any representation, warranty, covenant or agreement contained in this Agreement, including but not limited to any right of indemnification provided by this Agreement.

5.	PURCHASE PRICE. The purchase price for the Inventory shall be Two Million Four Hundred Thousand and No/100 ($2,400,000.00) Dollars (the “Purchase Price”).

6.	PAYMENT OF PURCHASE PRICE. The Purchase Price for the Inventory shall be paid as follows:

6.1	At Closing, Purchaser shall pay, on behalf of Seller, directly to Seller’s creditor UMB Bank, N.A. via wire transfer of certified funds the payoff amount shown in UMB Bank, N.A.’s payoff letter (“Bank Debt”).

6.2	At Closing, Purchaser shall pay the balance of the Purchase Price to Seller via wire transfer of certified funds.

7.	LEASE AGREEMENT. Seller will lease to Purchaser for a period of one (1) year, with four (4) separate one (1) year renewal options, the premises located at 1851 and 1853 S. Eisenhower Court, Wichita, Kansas 67209 (“Lease”) pursuant to the terms and conditions of the lease in a form agreed to by the parties, a copy of which may be attached hereto collectively as Exhibit D. The Lease shall be subject to termination by Purchaser at any time in the first year of the term upon ninety (90) days advance written notice.

8.	CLOSING.

8.1	Time and Place. The closing of the sale and purchase of Inventory and transactions contemplated hereby (the “Closing”) shall take place at the offices of Seller on or before May 2, 2017 (“Closing Date”), or at such other location, time or fashion as the parties may agree in writing.

8.2	Obligations of Seller and other Agreements. At the Closing, the Seller shall execute and/or deliver to the Purchaser the following:

(A)	a bill of sale in substantially the same form as attached hereto as Exhibit E from the Seller to the Purchaser conveying all of the Inventory, in the form as set forth in Exhibit A hereto.

(B)	A copy of the resolutions of the Seller’s respective board of directors and shareholders authorizing the execution, delivery and performance of this Agreement and any other agreement to be entered into by the Seller in connection herewith, and the transactions contemplated hereby.

(C)	The Lease in the same form attached hereto as Exhibit D.

(D)	UCC-3 termination statement and release of security interest in the Inventory from Seller’s pertinent lenders and/or credit institution(s) at or within five (5) days of Closing to the extent such institutions possess security interests in any of the Inventory purchased herein and any similar releases or documents affecting the Inventory.

(E)	A payoff letter from Seller’s pertinent lenders and/or credit institutions with respect to the Bank Debt.

(F)	All data relating to the Inventory simultaneously with such delivery. The Seller agrees to take all actions necessary to put the Purchaser in actual possession and control of the Inventory.

(G)	Such other assignments, bills of sale, or instruments of conveyance, and other documents as reasonably may be requested by the Purchaser prior to the Closing to consummate this Agreement and the transactions contemplated hereby.

8.3	Obligations of Purchaser and Other Agreements. At the Closing, the Purchaser shall execute, or cause to be executed, and shall deliver to the Seller the following:

(A)	Funds sufficient to satisfy the Purchase Price pursuant to Sections 5 and 6 herein.

(B)	The Lease in the same form attached hereto as Exhibit D.

(C)	Such other documents as reasonably may be requested by the Seller prior to the Closing to consummate this Agreement and the transactions contemplated hereby.

8.4	Purchase of Other Assets. Concurrently with the execution and delivery of this Agreement and the transaction documents related hereto, Seller and Purchaser shall execute and deliver a second asset purchase agreement pursuant to which Purchaser shall have the right, but not the obligation, to purchase Seller’s Operational Assets pursuant to the terms and conditions set forth in such agreement.

9.	SELLER’S AND SHAREHOLDERS’ REPRESENTATIONS AND WARRANTIES. The Seller and Shareholder, jointly and severally, represent and warrant to the Purchaser as follows:

9.1	Corporate Existence and Authority. AIRCO and AIRS are now, and on the Closing Date will be, corporations duly organized, validly existing and in good standing under the laws of the State of Kansas, have all requisite corporate power and authority to own its Inventory, property and assets and carry on its business. AIRCO and AIRS have full corporate authority, and Shareholder has individual authority, to execute and deliver this Agreement and any other agreement to be executed and delivered in connection herewith, and to carry out the transactions contemplated hereby. This Agreement constitutes a valid and binding Agreement of AIRCO and AIRS in accordance with its terms.

9.2

Conflict with Other Agreements, Consents and Approvals. With respect to (i) the articles of incorporation or bylaws of each Seller, (ii) any applicable law, statute, rule or regulation, (iii) any contract to which the Seller is a party or may be bound, or (iv) any judgment, order, injunction, decree or ruling of any court or governmental authority to which the Seller is a party or subject, the execution and delivery by the Seller of this Agreement and any other agreement to be executed and delivered by the Seller in connection herewith and the consummation of the transactions contemplated hereby will not (a) result in any material violation, conflict or default, or give to others any interest or rights, including rights of termination, cancellation or acceleration, (b) require any authorization, consent, approval, exemption or other action by any court or administrative or governmental body which has not been obtained, or any notice to or filing with any court or administrative or governmental body which has not been given or done, or (c) require the consent of any third party.

9.3	Compliance with Law. Seller’s use and ownership of the Inventory, and the conduct of its Business, wherever located, has been in material compliance with all applicable federal, state, local or other governmental laws or ordinances, the non-compliance with which, or the violation of which, might have a material adverse effect on the Inventory or the financial condition, results of operations or anticipated business prospects of the Purchaser, and the Seller has received no claim or notice of violation with respect thereto. The Seller has obtained all material permits, licenses, franchises and other authorizations necessary for the conduct of its Business and ownership of the Inventory.

9.4	Financial Statements. Seller has provided Purchaser with Financial Statements as defined in this section, effective through March 31, 2017, prior to the Closing Date. “Financial Statements” shall be defined as the Seller’s most recent unaudited income statements and balance sheets. The Financial Statements are in accordance with the books and records of the Seller and are true, correct, and complete in all material respects; fairly present financial conditions of the Seller at the dates of such Financial Statements and the results of its operations for the periods then ended; and were prepared in a fashion consistent with prior accounting periods. There has been no material adverse change in the financial condition of the Seller since the date of the Financial Statement.

9.5	Tax and Other Returns and Reports. There are no federal, state, local and foreign tax claims and/or liabilities (including without limitation all income tax, social security, payroll, unemployment compensation, sales and use, excise, privilege, property, ad valorem, franchise, estate, probate, license, and school) which may be asserted by any taxing authority against the Inventory, the Business or the Purchaser with respect to this transaction or which will adversely and materially affect the Inventory, the Business or this transaction, and no lien or other encumbrance for taxes has or will attach to the Inventory.

9.6	Title to Inventory and Amount. The Seller holds good and marketable title to the Inventory, free and clear of restrictions on or conditions to transfer or assignment, and free and clear of liens, pledges, charges, or encumbrances. The Seller has obtained and will present on the Closing Date, the necessary UCC-3 Termination Statements and/or releases of security interest in the Inventory from those financial institutions or entities which retain a security interest in the Inventory. No Inventory has been sold or otherwise transferred since Purchaser’s inspection of the Inventory began on March 22, 2017, other than sales in the ordinary course of business. To the extent transferable, Seller shall transfer to Purchaser all manufacturers and other warranties on the Inventory. To the extent that any such warranties are non-transferable, Seller agrees, in good faith, to work with Purchaser to the extent possible to make the benefits of such non-transferable warranties available to the Purchaser.

9.7	Litigation. There is no claim, litigation, proceeding, or investigation pending or threatened against the Seller that might result in any claim, attachment or material adverse change in the Inventory being conveyed under this Agreement. To the Knowledge of Seller, Seller is not in default with respect to any material provision or requirement of any insurance policy relating to the Inventory and has not failed to give any notice or failed to present any claim thereunder in a timely fashion.

9.8	Environmental Matters. There are no facts or circumstances which could, directly or indirectly, subject the Purchaser or any of its affiliates or the Inventory to any material liability arising out of or related to any pollution or threat to human health or the environment or violation of any Environmental and Occupational Safety and Health Law (as defined herein) that is related in any way to a negligent or improper act of the Seller, including without limitation, any on-site or off-site activities involving environmentally-regulated materials, and that occurred or existed out of conditions or otherwise existed prior to the Closing Date. For purposes of this paragraph, the term Environmental and Occupational Safety and Health Law shall mean any common law or duty, statute, rule, regulation, law, ordinance or code, local or federal, which regulates or imposes liability for standards of conduct concerning any element, compound, pollutant or toxic or hazardous substance, material or waste (or mixture thereof), or relates in any way to emissions or releases into the environment, or conduct affecting such matters, or is otherwise designed to provide safe and healthful working conditions or reduce occupational safety and health standards. The term environmentally regulated materials shall mean any element, compound, pollutant, contaminant, substance, material or waste (or any mixture thereof), designed, listed, referenced or regulated pursuant to any Environmental and Occupational Safety and Health Law.

9.9	Insurance. All of the Inventory and Business of Seller of an insurable nature usually insured by companies of similar size and similar businesses are insured by Seller in such amounts and against such losses, casualties or risks as is usual by such companies, required by any law or required by any contract or commitment of Seller. Immediately prior to the Closing Date all such insurance policies were in full force and effect and the premiums due thereon have been timely paid.

9.10	Brokers. The Seller has retained no brokers in connection with the sale of the Inventory and this Agreement. Seller shall be solely liable for any compensation due any broker or similar service provider(s) retained by Seller.

9.11	Knowledge. As used in this Agreement, “Knowledge” means, when used in reference to the Sellers, that the fact or other matter to which the term “Knowledge” relates is actually known to Sellers or Shareholder or should be known after reasonable inquiry in the normal exercise of duties of Shareholder or Melanie Combs.

9.12	Accounts Receivable and Payable. The Assigned Accounts Receivable are bonafide, valid and have arisen out of sales, services and transactions in the ordinary course of business consistent with past practice and have not and are not subject to any unusual credits, discounts, rebates or offsets, and to the Seller’s Knowledge, no account debtor has threatened or refused to pay, threatened offset, or threatened bankruptcy with respect to such debt. The Assumed Accounts Payable are also true and correct in all material respects, reflecting debts and obligations incurred in the ordinary course of business of seller, consistent with past practice.

10.	REPRESENTATIONS OF PURCHASER. The Purchaser represents and warrants to the Seller as follows:

10.1	Corporate Existence and Authority. The Purchaser is now, and on both the Closing Date and Effective Date will be, a limited liability company duly organized, validly existing and in good standing under the laws of the state of Minnesota, has all requisite power and authority to enter into this Agreement and perform its obligations hereunder. The Purchaser has full authority to execute and deliver this Agreement and any other agreement to be executed and delivered in connection herewith, and to carry out the transactions contemplated hereby. This Agreement constitutes a valid and binding Agreement of the Purchaser in accordance with its terms.

10.2	Conflict with Other Agreements, Consents and Approvals. With respect to (i) the articles of incorporation or bylaws of the Purchaser, (ii) any applicable law, statute, rule or regulation, (iii) any contract to which the Purchaser is a party or may be bound, or (iv) any judgment, order, injunction, decree or ruling of any court or governmental authority to which the Purchaser is a party or subject, the execution and delivery by the Purchaser of this Agreement and any other agreement to be executed and delivered by the Purchaser in connection herewith and the consummation of the transactions contemplated hereby will not (a) result in any violation, conflict or default, or give to others any interest or rights, including rights of termination, cancellation or acceleration, or (b) require any authorization, consent, approval, exemption or other action by any court or administrative or governmental body which has not been obtained, or any notice to or filing with any court or administrative or governmental body which has not been given or done.

10.3	Brokers. The Purchaser has retained no brokers in connection with the sale of the Inventory and this Agreement. Purchaser shall be solely liable for any compensation due any broker or similar service provider(s) retained by Purchaser.

11.	INDEMNIFICATION AND SURVIVAL.

11.1	Survival of Representations and Warranties. All representations and warranties made in this Agreement shall survive the Closing of this Agreement for a period of one (1) year from the date hereof, except those representations and warranties relating to tax matters pursuant to Section 9.5 and environmental matters pursuant to Section 9.8, shall survive until the expiration of all applicable statutory limitation periods, and except those representations and warranties with respect to the Seller’s authority to transfer and title to assets, which shall survive forever.

11.2	Seller’s Indemnification.

(1)	The Seller and Shareholder, jointly and severally, agree to indemnify and hold the Purchaser, its successors and assigns, harmless from and against:

(2)	(i) Any and all material damages, losses, claims, liabilities, deficiencies and obligations of every kind and description, contingent or otherwise, arising out of or related to the operation of the Seller’s Business or ownership of the Inventory prior to the close of business on the day before the Closing Date, (ii) any and all damage or deficiency resulting from any material misrepresentation, breach of warranty or covenant, or non-fulfillment of any agreement on the part of the Seller under this Agreement, and (iii) any and all actions, suits, claims, proceedings, investigation, audits, demands, assessments, fines, judgments, costs and other expenses (including, without limitation, reasonable audit and attorneys fees) directly incident to any of the foregoing.

(3)	If any claim is asserted against the Purchaser that would give rise to a claim by the Purchaser against the Seller for indemnification under the provisions of this Section, then the Purchaser shall promptly give written notice to the Seller concerning such claim, and upon the Purchaser’s request, the Seller shall, at no expense to the Purchaser, defend the claim. If the Seller and Shareholders refuse to indemnify and/or defend Purchaser after written notice, Purchaser shall have the right to retain attorneys to represent and/or defend Purchaser, and compromise and settle such claims.

11.3

Purchaser’s Indemnification. The Purchaser agrees to defend, indemnify, and hold harmless the Seller (AIRCO and AIRS) and Shareholder from and against (i) any and all material damages, losses, claims, liabilities, deficiencies and obligations of every kind and description arising out of or related to ownership of the Inventory following Closing, except for damages, losses, claims, liabilities, deficiencies or obligations relating to Seller’s breach of the terms of this Agreement;

(ii) after the Closing, any of Sellers costs and expenses of operation to be paid by Purchaser under this Agreement; (iii) any Assumed Accounts Payable, (iv) any and all damage or deficiency resulting from any material misrepresentation, breach of warranty or covenant, or non-fulfillment of any agreement on the part of the Purchaser under this Agreement, and (v) any and all actions, suits, claims, proceedings, investigation, audits, demands, assessments, fines, judgments, costs and other expenses (including, without limitation, reasonable audit and attorneys fees) directly incident to any of the foregoing.

12.	NON-COMPETITION.

12.1	Non-Competition and Exclusivity. In consideration of the foregoing and the mutual promises, covenants, and agreements contained herein, for five (5) years from the date of this Agreement, the Seller and Shareholder agree that they will not, either directly or indirectly, alone or as partner, officer, director, shareholder (except as shareholder of less than five percent of a publicly-held corporation), agent, employee, affiliate, subsidiary, parent corporation, agent or assign of another firm or entity: (a) disrupt, damage, impair, interfere, or engage in competition with the business of the Purchaser (including, but not limited to, interfering with the Business or Purchaser’s relationship with employees, customers, agents, representatives, manufacturers, distributors, or vendors); (b) induce or attempt to induce by soliciting or assisting anyone else in the solicitation of any of the Purchaser’s or the Business’ employees, former employees, or contractors to leave his or her employment or terminate a contract with the Purchaser or the Business; (c) contact, directly solicit, or engage in competition by working with clients or customers of the Purchaser or the Business or former clients of the Seller with whom Seller had contact or conducted business with during operation and ownership of the Business with respect to the sale of goods or services similar to the Inventory; or (d) operate, work with, contract with, invest in or become employed with or affiliated in any way with the aviation parts distribution, resale, or supply business in competition with the Purchaser’s marketing and sale of the Inventory. Competition shall be deemed to include, but not limited to, soliciting or accepting orders from clients or customers of the Purchaser for a similar business of Purchaser, diverting the customer or client business from the Purchaser, disparaging the Purchaser or its employees with a customer or client, or otherwise interfering with the Purchaser’s business with the customer or client, even if the customer or client initiates the contact with Seller. The parties agree that any breach of the terms of this non-competition provision will result in damages to the Purchaser, the amount which will be difficult to ascertain, entitling the Purchaser to injunctive relief and recovery of attorney fees and costs; provided, however, that nothing herein shall be construed as prohibiting or in any way limiting Purchaser from pursuing any rights or remedies available under the terms of this Agreement or other applicable law. Notwithstanding the above, the Seller may continue to operate the business and Operational Assets pursuant to Section 13 herein, communicate with customers in order to collect unpaid accounts receivable and to enforce the collection of said accounts receivable thereof, as necessary, and to communicate with suppliers and other contractors to the extent necessary to negotiate and close open accounts, and to enforce the Sellers’ rights thereof, as necessary.

12.2

Confidential Information. Seller and Seller’s agents, employees, shareholders, and assigns will not use or disclose any confidential information relating to the Business, the Inventory or this Agreement to any person not employed by the Purchaser or not authorized by the Purchaser to receive such confidential information without the prior written consent of the Purchaser. Seller will use reasonable and prudent care to safeguard, protect, and prevent the unauthorized use of and disclosure of confidential information. The obligations contained in this paragraph will survive for as long as the Purchaser considers the information to be confidential. “Confidential Information” means the terms and conditions of this Agreement as well as information that is proprietary to the Purchaser or proprietary to others and entrusted to the Purchaser, and such information being sold by the Seller to the Purchaser, whether or not trade secrets. Confidential Information includes, but is not limited to, common information relating to the business plans and to business conducted or anticipated to be conducted, as well as price lists, contracts, employment costs, selling costs, delivery costs, marketing information, customer lists, account names, contacts, addresses, and sales activity, suppliers and vendors, projects, project information, marketing information, tax and financial information, intellectual property, employees, banking relationships, mailing lists, and computer programs and print-outs. Any information Purchaser or Seller consider confidential information or that the Purchaser treats as confidential information will be presumed to be confidential information. Confidential Information does not include (i) information in the public domain, (ii) Information which is obtained by Seller from a third party which does not have a confidentiality obligation with Purchaser, or (iii) Information developed or obtained by Seller which is unrelated to the Business.

13.	EMPLOYMENT AND POST CLOSING.

13.1	Consultation. Seller and Shareholder agree to cooperate and provide consultation to Purchaser with respect to general background information, business history, or otherwise respond to Purchaser’s questions with respect to the Inventory for a period of two (2) years ending on May 31, 2019. Such services shall include general advisory, background and informational services and shall not require a day-to-day office presence. Commencing June 1, 2017, Purchaser shall pay Seller $2,675.21 per month, for twenty four (24) months, on the first day of each month, in consideration for such consulting services.

13.2	Cooperation. Each party shall execute all certificates, instruments and other documents, and take all action reasonably required by the other party to effectuate the purposes of this Agreement and to consummate and evidence the completion of the transactions referenced in this Agreement. Seller shall further take all actions necessary or appropriate to put Purchaser in immediate actual possession and operating control of the Inventory.

13.3	Inventory Sales Period.

(a)	From April 1, 2017 through May 31, 2017, all Inventory sold by Seller shall be for Purchaser’s account (as further described in this Section 13.3) and on and after the Closing Date Seller shall, at Purchaser’s sole cost and expense, assist Purchaser in the continued sale of the Inventory, maintain the Inventory, and operate the Business in the ordinary course, consistent with historic practice (“Inventory Sales Period”). Purchaser may, at its sole discretion, terminate the Inventory Sales Period upon written notice to Seller, with termination effective upon delivery of such notice to Seller.

(b)	Purchaser will pay directly or indirectly all of Seller’s costs and expenses of operating the Business, consistent with past practices and the disclosed financial statements, incurred during the Inventory Sales Period. All such costs and expenses shall be paid promptly and in the ordinary course of business. Purchaser shall not reimburse or pay any such accounts payable not arising in the ordinary course of business or normally incurred by Seller. Purchaser shall have all right, title, and interest in any receivables, income, or consideration, in any form, received by the Seller with respect to the sale of the Inventory during the Inventory Sales Period and thereafter. For the avoidance of doubt, there will be invoices for costs and expenses of operating the Business in the ordinary course, consistent with past practice, together with accounts receivable on Inventory sales that are attributable to the Inventory Sales Period and will be received after the end of the Inventory Sales Period. The parties acknowledge and agree that Purchaser is obligated under this Agreement to pay such invoices, costs and expenses and entitled to receive such receivables.

(c)	At Closing, Purchaser will establish an independent bank account to fund the Purchaser’s obligations under this section during the Inventory Sales Period. All monies received for the benefit of Purchaser hereunder shall be deposited into such account. Purchaser agrees to maintain adequate funds in that account to timely pay all costs and expenses covered hereunder. Seller shall not be required to fund any costs and expenses incurred in the ordinary course of business during or attributable to the Inventory Sales Period.

(d)	Seller shall provide Purchaser with accounts payable and receivable statements on no less than a weekly basis. Seller shall provide Purchaser with access to Seller’s books, records, and financial statement to verify the computation of such expenses and receivables, and provide Purchaser with a written statement no less than weekly.

14.	MISCELLANEOUS.

14.1	Notices. All notices, requests, demands, or other communications hereunder shall be in writing and shall be either delivered personally, by messenger service, or mailed by United States mail, certified or registered with return receipt requested, with appropriate postage prepaid to the address herein designated or such other address as may be designated in writing by notice given in the manner provided herein and shall be effective upon personal delivery thereof or forty-eight (48) hours following deposit in the United States mail or with a messenger service, whether or not delivery is accepted.

If to Seller:	ATTN: Mr. Martin Potash
AIRCO and AIRS
1853 S. Eisenhower Court
Wichita, Kansas 67209

Copy to:	Ross E. Hellwig
Triplett Woolf Garretson, LLC
2959 N. Rock Road, Suite 300
Wichita, Kansas 67226
Tel: (316) 630-8100
Fax: (316) 630-8101

If to Purchaser:	ATTN: Candace Otey or Daniel Philip
AIRCO, LLC
3524 Airport Road
Maiden, NC 28650
Tel: (828) 466-6680

Copy to:	Timothy R. Duncan, Esq.
Heley, Duncan & Melander, PLLP
8500 Normandale Lake Boulevard, Suite 2110
Minneapolis, Minnesota 55437
Tel: (952) 841-0001 Fax: (952) 841-0041

14.2	Assignability; Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns; provided that the parties hereto shall not have the right to assign this Agreement to any party without the prior written consent of the other party hereto.

14.3	Construction. Wherever possible, each provision of this Agreement and each related document shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement or any related document shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement or such related documents.

14.4	Waiver. No failure on the part of either party to exercise, and no delay in exercising any right or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right or remedy granted hereby or by any related document or by law.

14.5	Severability. In the event any part of this Agreement is found to be void, the remaining provisions of this Agreement shall nevertheless be binding with the same effect as though the void parts were deleted.

14.6	No Third Party Beneficiaries. This Agreement is a contract solely between the parties hereto, and shall be effective only as between the parties hereto, their successors and permitted assignees. No third party beneficiaries (including, without limitation, employees and customers of Purchaser or Seller) are intended and none shall be inferred, and no party other than Purchaser or Seller and their successors and permitted assignees may assert any right, make any claim, or otherwise attempt to enforce any provision of or under this Agreement.

14.7	Governing Law. This Agreement shall be interpreted, construed, and governed in accordance with the laws of the state of Kansas. Any claim or action relating to this Agreement shall be venued or heard in the state of Kansas.

14.8	Entire Agreement. Except as otherwise specifically provided herein, this Agreement (and the Exhibits and Appendices hereto) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior communications, writings, and other documents with regard thereto. No modification, amendment, or waiver of any provision hereof shall be binding upon any party hereto unless it is in writing and executed by all of the parties hereto or, in the case of a waiver, by the party waiving compliance.

14.9	Incorporation by Reference. All Exhibits hereto are incorporated herein by reference.

14.10	Captions. The division of this Agreement into articles, sections, subsections, and Exhibits is for convenience of reference only and shall not affect the interpretation or construction of this Agreement.

14.11	Counterparts. This Agreement may be executed in two or more counterparts, all of which together shall be deemed one original.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

SELLER:

AIRCRAFT INSTRUMENT AND RADIO COMPANY, INCORPORATED

By:	/s/ Martin Potash
Martin Potash, President

AIRCRAFT INSTRUMENT AND RADIO SERVICES, INC.

By:	/s/ Martin Potash
Martin Potash, President

SHAREHOLDER:

By:	/s/ Martin Potash
Martin Potash

PURCHASER:
AIRCO, LLC

By:	/s/ Nicholas J. Swenson
Its: CEO